Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

TELEMAR

3Q06

Consolidated Information and Results
Third Quarter 2006
(Unaudited)

Rio de Janeiro, October 26, 2006

TNL Participações Outstanding shares* (‘000): 382,122 TNLP3: R$ 67.00 TNLP4: R$ 29.70 TNE: US$13.71 ADR (09/29/2006) (*) — Ex-treasury	Telemar Norte Leste Outstanding shares * (‘000): 238,614 TMAR3 ON: R$ 97.20 TMAR5 PNA: R$ 44.93 TMAR6 PNB: R$ 42.71 (09/29/2006) (*) — Ex-treasury
TELE NORTE LESTE
PARTICIPAÇÕES S.A.
www.telemar.com.br/ir

Contents

1. Highlights of the Quarter	3
2. Operating Performance	4
2.1 Wireline Services	4
2.2 Broadband Services	4
2.3 Wireless Services	4
3. Consolidated Results	5
3.1 Revenues	5
3.2 Operating Costs and Expenses	8
3.3 EBITDA	9
3.4 Net Financial Income (expenses)	10
3.5 Net Earnings	11
4. Debt	11
5. Capital Expenditures	12
6. Cash Flow	13
7. Other Important Information	14
8. Income Statements	16
9. Balance Sheets	20
10. Principal Financing and Loans	22
11. Upcoming Events	23

10/26/06	www.telemar.com.br/ir

1. HIGHLIGHTS OF THE QUARTER
The Telemar Group companies attracted 617 thousand new customers during the 3Q06, bringing its customer base up to a total of 28.1 million as of the end of Sep/06 (up 3.5 million compared to the 3Q05), distributed as follows:
Wireline: 14.4 million lines in service (-0.5% compared to the 2Q06 / -3.1% versus 3Q05)

Wireless: 12.6 million customers (+5.1% in relation to the 2Q06 / +40.8% over 3Q05)

Broadband: 1.0 million subscribers (+7.8% over the 2Q06 / +43.1% compared to 3Q05)
Consolidated net revenue amounted to R$ 4,310 million (+6.1% in comparison with the 2Q06 / +1.8% versus 3Q05).

The average revenue per user (ARPU) for the third quarter was R$ 85 on wireline services and R$ 22 on wireless services.

Consolidated EBITDA came to R$ 1,551 million for the 3Q06 (R$1,562 million in the 2Q06). The EBITDA margins were:

	3Q05	2Q06	3Q06

TMAR Parent company	43.0%	40.7%	40.8%
Oi	22.6%	19.0%	9.7%
TNL Consolidated	41.3%	38.4%	36.0%
Net income amounted to R$ 270 million (R$ 283 million in the 2Q06 and R$ 301 million in the 3Q05), equivalent to R$ 0.71 per share (US$ 0.33 per ADR).

Net debt at the end of September totaled R$ 5,557 million (0.88x EBITDA), a reduction of 8.8% in relation to the figure at the end of Jun/06.

Capital expenditure during the quarter amounted to R$ 618 million, bringing the year to date total to R$ 1,543 million equivalent to 12.4% of net revenue.

Cash flow, after investment activities, came to R$ 831 million for the quarter, making a total of R$ 2,343 million for the first nine months of this year (R$ 2,512 million in the 9M05).

The Board of Directors of TNL has called an Extraordinary General Meeting for November 13, 2006, at 10 am, to consider the “incorporações de ações” (stock swap) by Telemar Participações S.A. to be held at Rua Humberto de Campos 425, Leblon, Rio de Janeiro, RJ in Brazil. For further information, please access the Company’s website at: www.telemar.com.br/ir.

10/26/06	www.telemar.com.br/ir

2. OPERATING PERFORMANCE
2.1 WIRELINE SERVICES
The installed capacity at the end of Sep/06 amounted to 17,025 thousand lines, of which 14,431 thousand were in service (84.8% utilization rate). Of the lines in service, 11,270 thousand were residential lines, 2,578 thousand were commercial lines and 583 thousand were public telephones. The average number of lines in service during the quarter was 14,458 thousand (-3.1% compared to the 3Q05).
Under the alternative plans, there are already 61 thousand lines on the ‘savings’ plan, 87 thousand on the “Oi Conta Total” and 825 thousand on the various ‘minutes’ plans.
2.2 BROADBAND SERVICES
The number of broadband internet (ADSL) subscribers at the end of the quarter totaled 1,046 thousand (+43.1% on the 3Q05), a net increase of 76 thousand during the quarter and equivalent to 7.3% of the fixed lines in service. The average Velox subscriber base during the 3Q06 was 1,019 thousand (+45.6% in relation to the 3Q05).
Figure 1 — Velox Subscribers (thousand)
2.3 WIRELESS SERVICES
Oi had a total of 12,643 thousand subscribers at the end of the 3Q06 (+40.8% on the 3Q05), representing a net increase of 609 thousand subscribers during the quarter (approximately 24% of the net additions in Region I).
Figure 2 — Oi Subscribers (thousand) and Market Share
The wireless penetration rate in Region I had reached 45.1% by the end of Sep/06 (42.7% at the end of Jun/06) and Oi’s market share in the region was 27.6%.

10/26/06	www.telemar.com.br/ir

At the end of the quarter, 80% of Oi’s subscribers were on prepaid plans and 20% were on post-paid plans.
Oi’s average subscriber base during the quarter was 12,339 thousand (+44.4% on the 3Q05). The 972 thousand disconnections (churn) during the period represented 7.9% of the average subscriber base for the 3Q06. The increase in the churn rate during the 3Q06 reflects the cancelling of plans that were no longer viable, upon the return to the full billing interconnection system between mobile operators, determined by the telecoms regulatory body, Anatel, in July/06.
Figure 3 — Oi: Average Subscriber Base (thousand) and Churn Rate (%)
3. CONSOLIDATED RESULTS
3.1 REVENUES
The consolidated gross revenue for the quarter amounted to R$ 6,166 million, up 5.8% in relation to the 2Q06 and 2.2% versus 3Q05.
The consolidated net revenue came to R$ 4,310 million, which was 6.1% higher than in the 2Q06 and up 1.8% compared to the 3Q05.
A breakdown of revenue is shown in the table below.
Table 1 — Gross Revenue

				Change %
R$ million	3Q05	2Q06	3Q06					9M05%		9M06%		Chg. %
				QoQ		YoY

Wireline	5,324	5,047	5,189	3%		-3%		15,610	100%	15,396	100%	-1%
Local (exc. — VC1)	2,435	2,291	2,312	1%		-5%		7,078	45%	6,903	45%	-2%
Local Fixed-to-Mobile (VC1)	679	619	662	7%		-2%		1,975	13%	1,935	13%	-2%
Long Distance (exc. — VC2/3)	849	717	749	4%		-12%		2,442	16%	2,257	15%	-8%
LD Fixed-to-Mobile (VC2/3)	84	160	174	9%		107	% [1]	414	3%	503	3%	21%
Network Usage	255	169	168	-1%		-34%		795	5%	510	3%	-36%
Data	536	614	644	5%		20%		1,482	9%	1,840	12%	24%
Public Phones	289	281	281	0%		-3%		828	5%	850	6%	3%
Additional Services	140	144	138	-4%		-2%		406	3%	422	3%	4%
Advanced Voice / Other	57	52	61	17%		7%		190	1%	176	1%	-7%

Wireless	708	779	976	25%		38%		1,875	100%	2,437	100%	30%
Services	507	670	911	36%		80%		1,400	75%	2,186	90%	56%
Subscriptions	117	184	223	21%		90%		328	17%	560	23%	71%
Outgoing Calls	245	321	362	13%		48%		661	35%	983	40%	49%
Domestic/Inter. Roaming	29	29	27	-7%		-7%		89	5%	90	4%	1%
Network Usage	68	62	223	263	% [2]	228%[2]		197	11%	347	14%	76%
Data / Value Added	48	75	75	0%		56%		125	7%	206	8%	65%
Handset Sales	200	109	65	-40%		-67%		474	25%	251	10%	-47%

Wireline	5,324	5,047	5,189	3%		-3%		15,610	89%	15,396	86%	-1%
Wireless	708	779	976	25%		38%		1,875	11%	2,437	14%	30%

Total Gross Revenue	6,031	5,826	6,166	6%		2%		17,484	100%	17,833	100%	2%

Consolidated Net Revenue	4,234	4,062	4,310	6%		2%		12,362	—	12,428	—	1%

(1) –	A non-recurring adjustment was made to this revenue in the 3Q05.

(2) –	The full billing system came into effect as of the 3Q06 (July/06)

10/26/06	www.telemar.com.br/ir

3.1.1 Wireline Services
Gross revenue from wireline services was up 2.8% compared to that of the 2Q06 and down 2.5% in relation to that of the 3Q05. The tariff readjustment in Jul/06, of -0.51% on local services and -2.86% on long-distance services, had a marginal impact on revenues. The main features are highlighted below:
Local Services
• Fixed-to-Fixed (monthly subscription, traffic, installation fee): total revenues for the 3Q06 came to R$ 2,312 million, noting the following:
Þ Monthly subscription fees: 0.8% higher than in the 2Q06, due to a slight reduction in the number of lines blocked. During the quarter, a total of 623 thousand lines were activated, while 691 thousand lines were disconnected. The revenue was down 3.3% in relation to the 3Q05 revenues, reflecting the 3.1% reduction in the number of lines in service.
Þ Local traffic: revenue was stable in relation to that of the previous quarter. In comparison with the 3Q05, local traffic revenue was down 8.7% due to the reduced traffic volume brought about by the migration from fixed-line calls to the mobile network, as well as from dial-up internet access to broadband access.
• Fixed-to-Mobile (VC1): total revenue was up 7.0% compared with that of the 2Q06. These gains were mainly due to increased traffic resulting from the suspension of routed calls through mobile handsets, which was brought about by the return of the full billing system on local calls between mobile operators. The implementation of the full billing system was determined by the telecoms regulatory body, Anatel.
In relation to the 3Q05, revenue was down by 2.4% due to the reduced traffic caused by the migration to mobile calls, and was further stimulated by the more competitive tariffs on post-paid plans.
Long Distance (LD) Services
• Domestic and International LD: the 4.4% growth quarter over quarter was due to the increased traffic volume resulting from a greater number of working days in the period (64 in the 3Q06 vs 61 in the 2Q06). When compared to the 3Q05, there was a decline of 11.8% in relation to the revenue. This decline was mainly due to a non-recurring event that took place in the 3Q05 and caused a positive impact of R$ 49 million on the revenue for that quarter. Excluding this impact, the decline would have only been 6.4%.
• Fixed-to-Mobile (VC2/3): showed a rise of 9.2% in relation to the previous quarter, due to increased traffic. There was a non-recurring adjustment that occurred in the 3Q05 that caused a negative impact of R$ 68 million on fixed-to-mobile revenue for that quarter. Excluding this impact, there was a 14.5% increase in revenue compared with the 3Q05.
Remuneration for Network Usage: revenue remained relatively stable in relation to that of the previous quarter (-0.6%). In comparison with the 3Q05, there was a 34.1% decline in remuneration for network usage revenue that was mainly due to the reduction of the tariff for local network use (TU-RL) that was determined during the renewal of the concession contracts and went into place in January 2006.
Data Transmission Services: this revenue was up 4.9% versus 2Q06, largely due to revenue growth from Velox (ADSL), which was up 8.4%, and was in line with the expansion of the subscriber

10/26/06	www.telemar.com.br/ir

base. In comparison with the 3Q05, the 20.2% increase was also due to a R$ 54 million increase in Velox revenue and growth in other data services.
For the first nine months of this year, data transmission revenues accounted for 12% of fixed line revenues and 10% of the consolidated revenue compared to 9% and 8%, respectively, during the same period of 2005.
Public Telephones: revenue was stable in relation to the 2Q06 and declined 2.7% in comparison with that of the 3Q05. The decrease in public telephone revenue in the 3Q06 was mainly due to reduced revenue from the inter-operator clearing system arising from lower usage of phone cards issued by other operating companies in our concession area.
3.1.2 Wireless Services
Consolidated gross revenue from wireless services increased by 25.4% during the quarter (R$ 198 million). This growth was largely due to the termination of the partial Bill & Keep system for mobile telephones and the introduction of the Full Billing system, as determined by Anatel and implemented as of July 14, 2006. This change had a direct impact on Oi’s revenues and interconnection expenses, increasing the former by R$ 165 million during the quarter. Other significant influences on revenue were a R$ 39 million increase in subscriptions and a R$ 42 million increase in outgoing calls.
In relation to the 3Q05, revenue was up by 38.0%, also influenced by the end of the partial Bill & Keep system for mobile telephones, as well as growth in outgoing calls, subscriptions and mobile data and value-added services.
There was a significant reduction in revenue from handset sales, both in relation to the previous quarter and year-on-year. This is a reflection of the Company’s strategy to cut costs (subsidies, commissions, logistics, etc) with respect to sales of handsets to customers on prepaid plans, while giving priority to the selling of SIM cards within this segment (“Oi Cartão Total”), as well as a seasonal effect, in relation to the 2Q06. The total number of handsets sold was down 50.3% compared to the 2Q06, and down 71.9% versus the 3Q05.
Remuneration for mobile network usage, of R$ 223 million — after excluding R$ 183 million relating to TMAR — was 262.8% higher than in the previous quarter, due to the ending of the partial Bill & Keep system for mobile telephones and the introduction of the Full Billing system. Revenue from mobile network usage was up by 228.2% in relation to that of the 3Q05, for the same reason.
Oi’s gross revenue for the quarter amounted to R$ 1,308 million and net revenue came to R$ 976 million (+20.9% versus 2Q06 and +34.0% compared with 3Q05).
Average monthly revenue per user (ARPU), was R$ 22.40 for the quarter, a 25.8% gain in relation to the 2Q06. This increase in the ARPU was also due to the introduction of the Full Billing system implemented in July, which lifted the figure by R$ 4.10.
The sale of 363 thousand handsets during the quarter generated a net revenue of R$ 40 million (-47.4% compared with 2Q06).

10/26/06	www.telemar.com.br/ir

3.2 OPERATING COSTS AND EXPENSES
Operating costs and expenses (excluding depreciation and amortization) were up 10.3% in relation to those reported in 2Q06 and up 11.0% higher than those recorded in the 3Q05.
The main cost increase during the quarter was in interconnection charges, due to the ending of the partial Bill & Keep system, determined by Anatel and implemented as of July 14, 2006. The main factors underlying the increased costs when compared to the 3Q05 were third-party services and interconnection charges.
The principal changes are shown below.
Table 2 — Operating Costs and Expenses

				Change %
Item - R$ million	3Q05	2Q06	3Q06			9M05%		9M06%		Chg. %
				QoQ	YoY

Interconnection	603	590	794	35%	32%	1,806	25%	2,011	26%	11%
Personnel	140	164	161	-2%	15%	441	6%	479	6%	9%
Materials	81	72	73	1%	-10%	260	4%	229	3%	-12%
Handset Costs/Other (COGS)	186	140	138	-1%	-26%	526	7%	390	5%	-26%
Third-Party Services	899	966	995	3%	11%	2,520	35%	2,891	37%	15%
Marketing	64	71	66	-7%	3%	203	3%	234	3%	15%
Rent and Insurance	173	169	186	10%	8%	471	6%	527	7%	12%
Provision for Doubtful Accounts	127	135	94	-30%	-26%	402	6%	337	4%	-16%
Other Operating Expenses (Revenue), Net	214	194	253	30%	18%	652	9%	733	9%	12%

TOTAL	2,486	2,501	2,759	10%	11%	7,281	100%	7,830	100%	8%

• Interconnection: costs were 34.6% and 31.7% higher than in the 2Q06 and the 3Q05, respectively. These increases were basically due to the introduction of the Full Billing system between mobile operators. This added R$ 185 million to Oi’s costs for the quarter. Another factor was the higher interconnection costs resulting from increased fixed-to-mobile (VC) traffic.
• Personnel: there was a R$ 3 million reduction in personnel costs for the third quarter compared to 2Q06. This decline resulted from a 3.4% reduction in staff. When compared to the 3Q05, personnel costs increased R$ 21 million due to the review of job descriptions and remuneration and the collective labor agreement, both of which were implemented in the 4Q05 and outweighed the 3.2% reduction in staff numbers.
Table 3 — Personnel

						Sep/06 v	Sep/06 v
Personnel	Sep/05	Dec/05	Mar/06	Jun/06	Sep/06	Jun/06	Sep/05

Total	7,536	7,566	7,411	7,552	7,297	-3.4%	-3.2%

• Cost of Handsets and other COGS: declined by R$ 2 million versus 2Q06. During the quarter there was a R$ 23 million inventory write-off.
The cost of handsets fell by R$ 48 million (-25.8%), in comparison with that of the 3Q05. However, there was a one-off cost reduction in that quarter of R$ 43 million, which excluding that impact, the difference would have been -R$ 91 million (-39.8%). This cost reduction was a direct result of the “SIM card only” strategy adopted by the company in order to reduce the handset subsidies for customers on prepaid plans. Total handset sales were down by 71.9%, compared to the 3Q05.
• Third-Party Services: saw an increase of 3.0% (+R$ 29 million) over the figure for the 2Q06 due to increased spending on network maintenance (+R$ 15 million), arising from the expansion of Velox and meeting quality targets, in addition to consulting fees and legal expenses (+R$ 14 million), and sales commissions (+R$ 9 million). This increase was partially offset by lower that expected call center expenses (-R$ 16 million).

10/26/06	www.telemar.com.br/ir

There was a 10.7% (R$ 96 million) increase in third-party services costs compared with the 3Q05, primarily due to higher network maintenance costs (+R$ 97 million), as a result of the renegotiating of network maintenance contracts, in the 4Q05, as well as consulting fees and legal expenses (+R$ 27 million). Sales commissions and expenses declined by R$ 23 million, because of the Company’s new cost savings initiatives to give priority to selling just the SIM card to customers on prepaid plans.
Table 4 — Breakdown of Third-Party Services Expenses

				Var.
Item - R$ Million	3Q05	2Q06	3Q06	QoQ	YoY	9M05	9M06	Var.

Network Maintenance	260	342	357	15	97	757	1,042	285
Sales Commissions and Expenses	162	130	139	9	-23	417	402	-15
Postage and Collection	101	87	88	1	-13	270	268	-2
Electricity	68	76	81	5	13	205	234	29
Data Processing	37	36	36	0	-1	119	107	-12
Call Center Operations	96	112	96	-16	0	279	303	24
Consulting and Legal Services	49	62	76	14	27	131	184	53
Printing and Clearing	16	15	15	0	-1	45	44	-1
Others	110	106	106	0	-4	296	306	10

Total	899	966	995	29	96	2,520	2,891	371

• Marketing: expenses were reduced by 7.0% (-R$ 5 million) versus the 2Q06, and increased by 3.1% (+R$ 2 million) compared to the 3Q05. Marketing expenses in the first nine months of this year were equivalent to 1.9% of consolidated net revenue.
• Provision for Doubtful Accounts: was equivalent to 1.5% of consolidated gross revenue for the quarter (2.3% in the 2Q06 and 2.1% in the 3Q05), largely due to the improved fixed telephone retail performance resulting from the Father’s Day campaign, encouraging the payment of overdue bills at a discount.
• Other Operating Expenses (Revenue): the net figure showed expenses rising by 30.4% (+R$ 59 million), compared with the 2Q06, due to greater provisions for contingencies (+R$ 26 million) and other net expenses (+R$ 24 million).
Compared with the 3Q05, other operating expenses increased by 18.2% (+R$ 39 million), mainly due to provisions for the renewal fee in relation to the wireline services concession (+R$ 35 million).
3.3 EBITDA
Table 5 — EBITDA and Margin EBITDA

				Var.
EBITDA	3Q05	2Q06	3Q06	QoQ	YoY	9M05	9M06	Var.

TNL (Consolidated)	1,748	1,562	1,551	-1%	-11%	5,081	4,598	-9%
Margin %	41.3%	38.4%	36.0%	-2 p.p.	-5 p.p.	41.1%	37.0%	-4 p.p.

TMAR (Parent Company)	1,598	1,429	1,470	3%	-8%	4,648	4,299	-8%
Margin %	43.0%	40.7%	40.8%	0 p.p.	-2 p.p.	42.6%	40.3%	-2 p.p.

Oi	165	154	95	-38%	-42%	353	345	-2%
Margin %	22.6%	19.0%	9.7%	-9 p.p.	-13 p.p.	17.9%	13.6%	-4 p.p.

The introduction of the Full Billing system between mobile operators had a negative impact on Oi’s EBITDA margin and, consequently, on the margin of TNL. The new system imposed an immediate increase in interconnection costs, while the Oi’s post-paid plans are still being adapted to the new billing system. This change in the quarter resulted in a R$ 157 million increase in net revenue and a R$ 185 million rise in costs, thus causing a R$ 28 million drop in EBTIDA for the period.

10/26/06	www.telemar.com.br/ir

The impact of this new system on the quarter’s margins led to a reduction of 5 percentage points in that of Oi and of 2 percentage points in that of TNL.
3.4 NET FINANCIAL INCOME (EXPENSES)
Net financial expenses amounted to R$ 323 million in the 3Q06, a reduction of 13.9% versus the 2Q06 and of 19.5% compared to the 3Q05. A breakdown is shown in the table below:
Table 6 — Net Financial Income (Expenses)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

Financial Income	218	181	174	701	522
Interest on financial investments	129	97	79	415	267
Others	89	83	95	286	255

Financial Expenses	(619)	(556)	(497)	(1,888)	(1,558)

Interest on loans and debentures	(191)	(217)	(179)	(589)	(562)
Foreign exchange results on loans and financing	(192)	(115)	(97)	(559)	(338)
Monetary and Exchange Variations	277	(19)	2	1,048	281
Currency Swap Results	(469)	(96)	(99)	(1,606)	(619)
Other Financial Expenses	(235)	(223)	(221)	(740)	(658)
Banking Fees (including CPMF)	(69)	(60)	(54)	(254)	(173)
Interest on other liabilities	(23)	(19)	(17)	(70)	(57)
Monetary Restatement of Provisions for Contingencies	(70)	(71)	(76)	(192)	(211)
IOF, PIS and Cofins taxes on financial income	(38)	(21)	(24)	(78)	(66)
Others	(34)	(52)	(50)	(146)	(151)
Net Financial Income	(401)	(375)	(323)	(1,187)	(1,036)

Financial Income: was down R$ 7 million in relation to the previous quarter, basically due to a lower average cash balance and CDI rate during the quarter.
Financial Expenses: declined by R$ 59 million in comparison with the previous quarter. The principal items were as follows:
(i) Interest on loans and financing, involving expenses of R$ 179 million (down R$ 38 million for the quarter), basically due to the settlement of debentures in Jun/06 by TNE (R$ 32 million), a lower average debt position and lower interest rates (CDI) during the period.
(ii) Foreign exchange impact on loans and financing, amounting to a net expense of R$ 97 million (down R$ 18 million for the quarter), resulted from:
(a)	Monetary and exchange variations, providing a net income of R$ 2 million, as a result of monetary and exchange variations on the company’s debt yielding an income of R$ 8 million, against monetary expenses of R$ 6 million;

(b)	A R$ 99 million negative impact on foreign exchange hedging, arising from an income of R$ 28 million on foreign exchange variations, which was offset by interest expenses (based on the CDI) — amounting to R$ 127 million.
(iii) Other financial expenses, amounting to R$ 221 million, mainly due to monetary correction, charges and taxes on financial income, which are in line with the figure for the 2Q06.

10/26/06	www.telemar.com.br/ir

3.5 NET EARNINGS
The consolidated net earnings for the quarter amounted to R$ 270 million (-4.6% versus the 2Q06 and -10.4% compared to the 3Q05), which was equivalent to R$ 0.71 per share (US$ 0.33 per ADR).
Table 7 — Net Earnings and Earnings per Share / ADR

	3Q05	2Q06	3Q06	9M05	9M06

Net Earnings (R$ Mn)	301.0	282.6	269.6	697.7	696.7
Outstanding Shares (‘000)*	382,122	382,122	382,122	382,122	382,122
Earnings per share (R$)	0.788	0.740	0.706	1.826	1.823
Earnings per ADR (US$)	0.336	0.338	0.325	0.732	0.834

*Outstanding Shares (ex-Treasury)
4. DEBT
The consolidated gross debt at the end of the quarter, was R$ 8,915 million, down 7.5% in comparison with the gross debt at the end of June/06. Of this total, 40% was denominated in foreign currency and 45% was denominated in the local currency, the real, while the other 16% was represented by foreign exchange swap contracts. Cash and short-term investments amounted to R$ 3,358 million at the end of September/06, equivalent to 164% of the total debt coming due within the next twelve months.

Figure 4 — Net Debt (R$ million)	Figure 5 — Gross Debt Repayment Schedule
(R$ 8,915 million)

The consolidated net debt, of R$ 5,557 million, was reduced by R$ 533 million (-8.8%) compared with the second quarter and by R$ 1,063 million (-15.7%) year-on-year.
Table 8 — Debt (end of period)

R$ million						% Gross
	Sep/05	Dec/05	Mar/06	Jun06	Sep/06	Debt

Short Term	4,299	4,052	3,647	2,482	2,044	23%
Long Term	6,131	5,802	7,374	7,151	6,870	77%

Total Debt	10,430	9,855	11,021	9,634	8,915	100%

Local Currency	3,555	3,412	5,541	4,216	3,989	45%
Foreign Currency	4,808	4,490	3,747	3,652	3,522	40%
Swap	2,068	1,952	1,733	1,766	1,404	16%
(-) Cash	(3,839)	(3,771)	(5,158)	(3,544)	(3,358)	-38%

(=) Net Debt	6,592	6,083	5,863	6,090	5,557	62%

Net Debt/EBITDA (1)	0.97x	0.90x	0.89x	0.94x	0.88x	—

(1) Latest 12 months
Local currency debt amounted to R$ 3,989 million at the end of Sep/06, of which R$ 1,610 million was owed to BNDES (Brazilian Development Bank), at an average cost of TJLP (Long-Term Interest Rate) + 4.2% p.a., and R$ 2,182 million was in non-convertible debentures, bearing an average cost of: 103%

10/26/06	www.telemar.com.br/ir

of the annual CDI rate on those maturing in March 2011; and CDI + 0.55% p.a. on those maturing in March 2013.
Foreign currency debt amounting to R$ 3,522 million excluding R$ 1,404 million relating to swap adjustments and bears interest at the average contractual rates of: 7% p.a. for transactions denominated in US dollars; 1.5% p.a. for transactions denominated in Japanese yen; and 10.4% p.a. for financing linked to the BNDES currency basket. Approximately 57% of the foreign currency debt is pegged to floating interest rates.
Of the total financing denominated in foreign currency, 82.4% has been hedged, being 65.6% through currency swap operations. The average cost of these transactions at the end of the quarter, was 98.9% of the CDI rate.
During the quarter, TMAR secured R$ 13.7 million from Banco do Nordeste do Brasil and TNL secured R$ 322.7 million from Unibanco — União de Bancos Brasileiros S.A., denominated in Japanese yen and bearing interest of 1% p.a., with maturity in Dec/08. The balance of TMAR’s debt to TNL, at September 30, 2006, stood at just R$ 1.5 million.
Debt amortization during the 3Q06 amounted to around R$ 1,353 million, of which R$ 613 million was repayment of principal and R$ 740 million represented financial charges and swap maturities.
5. CAPITAL EXPENDITURES
Consolidated capital expenditures during the 3Q06 amounted to R$ 618 million, of which R$ 450 million was invested in the wireline network and R$ 167 million was allocated to the wireless network, bringing the total for the first nine months of this year to R$ 1,543 million (R$ 1,488 million in the 9M05).
Table 9 — Capital Expenditures

R$ million	3Q05	2Q06	3Q06	9M05%		9M06%

Wireline	382	328	450	957	64%	1,119	73%
Growth & Quality	192	121	157	391	26%	427	28%
Data / Communic. Systems / Other	190	207	293	566	38%	692	45%
Wireless	142	156	167	531	36%	423	27%

TOTAL	524	484	618	1,488	100%	1,543	100%

% of Net Revenue	12.4%	11.9%	14.3%	12.0%	—	12.4%	—

10/26/06	www.telemar.com.br/ir

6. CASH FLOW
Free cash flow, after capital expenditures, came to a total of R$ 831 million, 21.4% lower than in the previous quarter, mainly as a result of the acquisition of WayTV, which is still awaiting approval by the regulatory body. Changes in working capital and greater investment during the quarter were the principal factors underlying the reduced cash flow. For the first nine months of this year, total free cash flow after capital expenditures, amounted to R$ 2,343 million (6.7% less than the figure for the equivalent period of 2005).
Table 10 — Cash Flow (R$ million)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

(i) Cash Flow from operating activities	1,444.2	1,540.8	1,408.6	4,011.7	3,869.5

Net income for the period	301.0	282.6	269.6	697.7	696.7

Minority interest in results of operations	82.2	67.0	68.0	235.0	191.0

Adjustments to reconcile net income to net cash:	1,445.6	1,338.7	1,314.0	4,294.6	4,004.4
Interest and monetary variation on loans and financing	353.5	346.5	298.0	994.7	876.6
Depreciation/Amortization	837.9	804.4	776.4	2,514.8	2,407.7
Contingency Provisions	228.1	173.1	203.4	670.6	636.4
Other	26.2	14.6	36.3	114.4	83.7
Change in Working Capital	(384.5)	(147.5)	(243.0)	(1,215.5)	(1,022.6)

(ii) Cash flow from investing activities	(525.3)	(483.7)	(577.4)	(1,499.4)	(1,526.3)

Cash Flow after investing activities	919.0	1,057.1	831.2	2,512.3	2,343.2

(iii) Cash flow from financing activities	(1,010.8)	(1,733.9)	(1,017.1)	(2,611.4)	(1,816.6)

Cash Flow after financing activities	(91.8)	(676.8)	(185.9)	(99.1)	526.6

Payment of Dividends and Interest on Capital	(8.6)	(936.6)	(0.7)	(1,321.1)	(940.2)
Share buyback Program	—	—	—	(128.5)	—
Reduction in Cash due to Contax Spin-Off	—	—	—	(85.2)	—

Increase (decrease) in cash and banks	(100.4)	(1,613.5)	(186.6)	(1,633.8)	(413.6)

Cash and banks at the beginning of the period	3,939.0	5,157.6	3,544.2	5,472.4	3,771.2
Cash and banks at the end of the period	3,838.6	3,544.2	3,357.5	3,838.6	3,357.5

10/26/06	www.telemar.com.br/ir

7. OTHER IMPORTANT INFORMATION

— Proposed Restructuring of the Telemar Group
On April 17, 2006, Telemar Participações S.A., Tele Norte Participações S.A. and Telemar Norte Leste S.A. submitted to their respective deliberative bodies a proposal for a corporate restructuring, together with a secondary public offering, which was subsequently cancelled, of a portion of the shares in the new company to be formed from this restructuring.
The aim of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar group of companies, bringing together all the shareholders, currently spread among three different companies with six different classes of shares, into a single company (TmarPart), whose capital would be exclusively represented by common shares, to be traded on the Bovespa New Market (“Novo Mercado”) and the New York Stock Exchange (“NYSE”).
On August 16th, the management team of the Telemar group companies decided to eliminate the Secondary Public Offering of shares in TmarPart from the proposed corporate restructuring measures, whilst retaining all the other characteristic and conditions that had been previously announced.
On September 29th, Telemar Participações obtained final certification from the SEC (Securities & Exchange Commission, the US regulatory body) for the documentation submitted with regard to the registration of Telemar Participações S.A., for negotiation in the Stock Exchange Market in the U.S..
After clarifying some noting procedures with the CVM (Brazilian Securities Commission) in relation to its upcoming General Shareholders’ Meeting, the Board of Directors of Tele Norte Leste Participações S.A. called an Extraordinary Shareholders Meeting to decide on the incorporation of their shares by the controlling shareholder, TmarPart, under the terms of the Protocol for Stock Swap and Reasons executed on September 26, 2006, which is one of the key steps in the corporate restructuring of the Telemar Group.
The Shareholder ´s Meeting is to be held at 10 a.m. on November 13, 2006, at the Company’s headquarters, located at Rua Humberto de Campos 425, Leblon, in the city of Rio de Janeiro, RJ in Brazil.
Further information may be obtained by accessing the company’s Investor Relations website: www.telemar.com.br/ir under “Proposed Corporate Restructuring — April 17, 2006“, within the “Latest Information” section.

10/26/06	www.telemar.com.br/ir

IOC — Interest on Capital — Allocations in 2006 (TMAR)
On September 28, 2006, TMAR declared IOC of R$ 202 million, equivalent to the gross amount of R$ 0.80 per common share, R$ 0.88 per class “A” preferred share and R$ 0.80 per class “B” preferred share. The shares began to be traded “ex-IOC” as of October 2, 2006.
Table 11 — Interest on Capital — Telemar

	Date		Gross Amount	Total
Base Date	ex-IOC	Class	per Share (R$)	(R$ million)

		TMAR 3	0.93
3/31/2006	4/3/2006	TMAR 5	1.02	234
		TMAR 6	0.93

		TMAR 3	0.85
6/30/2006	7/3/2006	TMAR 5	0.94	214
		TMAR 6	0.85

		TMAR 3	0.80
9/29/2006	10/2/2006	TMAR 5	0.88	202
		TMAR 6	0.80

		TMAR 3	2.58
Total		TMAR 5	2.84	650
		TMAR 6	2.58

New Deals, Products and Services

TMAR — 825 thousand customers adhere to ‘Minutes’ Plans
The Telemar ‘minutes’ plans, launched in early May 2006, offering four packages at differing prices, including the wireline plans “Fale (Speak)”, “Fale & Navegue Noite (Speak & Browse at Night)”, and “Fale e Navegue Sem Limites (Unlimited Speak & Browse)”, based on minutes of use. These plans have already attracted more than 825 thousand adherents since their inception. The two latter options include minutes devoted to dial-up Internet access.

TMAR — Savings Plan
On July, Telemar launched its fixed telephone Savings Plan. Under this plan, the monthly subscription fee is set at R$ 29.90 and there is a monthly allowance of 60 minutes. However, the customer may not receive collect calls or have any of the following services: broadband internet connection (Velox), conferencing, ‘follow me’, or ‘voice mail’, nor make calls to the prefixes 0300, 0500 or 0900.

TMAR — Father’s Day Promotion: Bonus on Oi’s postpaid plans
In August 2006, Oi launched the promotion: “Acquire an Oi Account and win a bonus” in minutes equal to your monthly ceiling. This means that customers of the Oi 60, Oi 110, Oi 220, Oi 400, Oi 600, Oi 800 and Oi 1250 plans can each month use up to two times their minute ceiling, on local on-net or Oi-to-fixed phone calls, at no extra charge, for a period of 12 (twelve) months. The promotion was only valid for newly activated handsets and expired on August 31, 2006.
Further information may be obtained from our websites:
www.telemar.com.br and www.oiloja.com.br

10/26/06	www.telemar.com.br/ir

8. INCOME STATEMENTS
TNL (CONSOLIDATED)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

Wireline Services Revenues	5,323.8	5,046.7	5,189.4	15,609.6	15,395.9

Local Services	3,113.4	2,909.6	2,974.2	9,052.7	8,837.5
Subscription Charges	1,709.7	1,640.8	1,653.3	4,957.2	4,969.5
Pulses	690.6	630.0	630.5	2,008.5	1,851.9
Installation Fees	9.3	12.4	21.6	32.3	45.3
Collect Calls	19.7	9.4	5.5	63.6	29.5
Other Local Revenues	5.4	(1.9)	0.9	16.0	6.3
Fixed-to-Mobile (VC1)	678.7	618.9	662.4	1,975.1	1,934.9
Long Distance	932.8	876.5	922.9	2,855.7	2,759.4
Intra-State	552.0	417.0	438.2	1,435.4	1,314.4
Inter-State	149.5	122.7	121.7	454.4	381.3
Inter-Regional	132.5	158.3	170.4	491.9	502.9
International	14.7	18.9	18.5	59.9	58.0
Fixed-to-Mobile (VC2 and VC3)	84.2	159.6	174.3	414.0	502.8
Advanced Voice	56.8	51.5	61.2	187.4	175.2
Public Telephones	289.1	281.2	281.2	828.1	850.2
Additional Services	140.0	144.2	137.8	406.4	422.4
Network Usage Remuneration	255.3	169.3	168.2	794.8	510.0
Data Transmission Services	535.8	613.7	644.0	1,482.1	1,840.2
ADSL (Velox)	179.1	215.0	233.0	474.2	655.8
Leased Lines (EILD)	104.2	126.7	138.8	284.1	385.1
Leased Lines (SLDD/SLDA)	72.8	78.2	66.6	215.6	213.1
IP Services	64.1	55.6	58.9	181.9	167.7
Packet switch and frame relay	63.7	67.8	64.9	184.7	197.4
Other Data Services	52.1	70.4	81.7	141.5	221.1
Other Wireline Services	0.6	0.8	0.0	2.4	1.0

Wireless Services Revenues	707.7	778.8	976.3	1,874.5	2,437.2

Subscription Charges	117.3	183.6	222.9	327.5	559.7
Outgoing Calls	244.9	320.8	362.4	661.5	983.2
Domestic/International Roaming	29.3	29.5	27.3	88.9	90.2
Network Usage Remuneration	68.1	61.6	223.5	197.3	346.6
Data / Value Added Services	48.0	74.7	75.0	124.9	206.3
Handset Sales	200.2	108.6	65.2	474.4	251.3

Gross Operating Revenue	6,031.5	5,825.5	6,165.7	17,484.1	17,833.2

Taxes and Deductions	1,797.2	1,763.2	1,855.3	5,122.2	5,405.3

Net Operating Revenue	4,234.2	4,062.3	4,310.4	12,361.9	12,427.9

Operating Expenses	2,486.4	2,500.6	2,759.3	7,281.2	7,829.8
Cost of Services	673.4	791.2	829.8	1,949.8	2,425.5
Cost of Goods Sold	185.8	140.2	137.7	525.9	389.6
Interconnection Costs	603.1	590.4	793.8	1,805.5	2,010.7
Selling Expenses	671.0	651.0	607.3	1,920.2	1,892.9
General and Administrative Expenses	206.4	253.0	258.8	611.0	730.9
Other Operating Expenses (Revenue), net	146.8	74.7	131.9	468.8	380.2

EBITDA	1,747.9	1,561.7	1,551.1	5,080.7	4,598.1
Margin %	41.3%	38.4%	36.0%	41.1%	37.0%

Equity Accounting	3.1	(70.0)	(46.9)	7.6	(114.6)
Depreciation and Amortization	837.9	804.4	776.3	2,514.8	2,407.6

EBIT	906.9	827.2	821.7	2,558.3	2,305.1

Financial Expenses	618.9	555.5	497.0	1,888.2	1,558.1
Financial Income	217.7	180.6	174.3	701.0	522.1
Non-operating Expenses (Revenue)	(11.8)	(9.3)	7.7	13.6	2.7

Income Before Tax and Social Contribution	517.4	461.6	491.4	1,357.4	1,266.4

Income Tax and Social Contribution	134.2	112.0	153.8	424.7	378.7
Minority Interest	82.2	67.0	68.0	235.0	191.0

Net Income	301.0	282.6	269.6	697.7	696.7
Margin %	7.1%	7.0%	6.3%	5.6%	5.6%

Outstanding Shares — Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	0.788	0.740	0.706	1.826	1.823
Income per ADR (US$)	0.336	0.338	0.325	0.732	0.834

10/26/06	www.telemar.com.br/ir

TMAR (CONSOLIDATED)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

Wireline Services Revenues	5,329.1	5,046.7	5,189.4	15,621.8	15,395.9

Local Services	3,113.4	2,909.6	2,974.2	9,052.7	8,837.5
Subscription Charges	1,709.7	1,640.8	1,653.3	4,957.2	4,969.5
Pulses	690.6	630.0	630.5	2,008.5	1,851.9
Installation Fees	9.3	12.4	21.6	32.3	45.3
Collect Calls	19.7	9.4	5.5	63.6	29.5
Other Local Revenues	5.4	(1.9)	0.9	16.0	6.3
Fixed-to-Mobile (VC1)	678.7	618.9	662.4	1,975.1	1,934.9
Long Distance	932.8	876.5	922.9	2,855.7	2,759.4
Intra-State	552.0	417.0	438.2	1,435.4	1,314.4
Inter-State	149.5	122.7	121.7	454.4	381.3
Inter-Regional	132.5	158.3	170.4	491.9	502.9
International	14.7	18.9	18.5	59.9	58.0
Fixed-to-Mobile (VC2 and VC3)	84.2	159.6	174.3	414.0	502.8
Advanced Voice	56.8	51.5	61.2	187.4	175.2
Public Telephones	289.1	281.2	281.2	828.1	850.2
Additional Services	140.0	144.2	137.8	406.4	422.4
Network Usage Remuneration	255.3	169.3	168.2	794.8	510.0
Data Transmission Services	541.1	613.7	644.0	1,494.3	1,840.2
Other	0.6	0.8	0.0	2.4	1.0

Wireless Services Revenues	707.7	778.8	976.3	1,874.5	2,437.2

Subscription Charges	117.3	183.6	222.9	327.5	559.7
Outgoing Calls	244.9	320.8	362.4	661.5	983.2
Domestic/International Roaming	29.3	29.5	27.3	88.9	90.2
Network Usage Remuneration	68.1	61.6	223.5	197.3	346.6
Data / Value Added Services	48.0	74.7	75.0	124.9	206.3
Handset Sales	200.2	108.6	65.2	474.4	251.3

Gross Operating Revenue	6,036.8	5,825.5	6,165.7	17,496.3	17,833.2

Taxes and Deductions	1,797.7	1,763.2	1,855.3	5,123.4	5,405.3

Net Operating Revenue	4,239.1	4,062.3	4,310.4	12,373.0	12,427.9

Operating Expenses	2,489.3	2,484.6	2,742.4	7,365.4	7,790.3
Cost of Services Provided	691.2	791.2	829.7	1,966.9	2,425.4
Cost of Goods Sold	185.8	140.2	137.7	525.9	389.6
Interconnection Costs	603.1	590.4	793.8	1,805.5	2,010.7
Selling Expenses	698.3	649.3	607.2	2,045.5	1,890.3
General and Administrative Expenses	197.8	241.7	248.3	590.3	701.0
Other Operting Expenses (Revenue), net	113.1	71.8	125.6	431.2	373.4

EBITDA	1,749.7	1,577.6	1,568.0	5,007.6	4,637.6
Margin %	41.3%	38.8%	36.4%	40.5%	37.3%

Equity Accounting	0.7	0.3	0.2	1.0	0.6
Depreciation	851.4	818.9	790.9	2,555.0	2,450.9

EBIT	897.7	758.5	776.8	2,451.6	2,186.1

Financial Expenses	477.3	482.7	439.9	1,366.6	1,305.3
Financial Revenues	164.6	161.4	167.9	483.7	454.8
Non-operating Expenses (Revenue)	6.6	(9.6)	7.2	15.3	2.0

Income Before Tax and Social Contribution	578.4	446.7	497.6	1,553.4	1,333.6

Income Tax and Social Contribution	123.7	76.0	121.7	358.6	277.1

Net Income	454.7	370.7	376.0	1,194.9	1,056.5
Margin %	10.7%	9.1%	8.7%	9.7%	8.5%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	1.905	1.554	1.576	5.007	4.428

10/26/06	www.telemar.com.br/ir

TMAR (PARENT COMPANY)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

Local Services	3,114.6	2,925.8	2,999.1	9,053.8	8,887.8
Subscription Charges	1,710.3	1,651.1	1,668.5	4,957.7	5,001.7
Pulses	690.9	632.3	635.4	2,008.8	1,859.8
Installation Fees	9.3	12.4	21.6	32.3	45.3
Collect Calls	19.7	9.4	5.5	63.6	29.5
Other Local Revenues	5.4	(1.7)	0.4	16.0	5.9
Fixed-to-Mobile (VC1)	679.0	622.2	667.7	1,975.5	1,945.6
Long Distance	902.4	821.6	876.5	2,697.4	2,592.8
Intra-State	537.2	402.8	428.4	1,389.6	1,271.2
Inter-State	150.3	122.3	121.4	453.7	380.3
Inter-Regional	136.7	146.4	160.7	469.8	465.7
Fixed-to-Mobile (VC2 and VC3)	78.3	150.1	166.0	384.2	475.6
Advanced Voice	59.7	53.5	61.2	196.9	179.1
Public Telephones	289.1	281.2	281.2	828.1	850.2
Additional Services	140.5	144.9	138.3	408.1	424.4
Network Usage Remuneration	259.0	174.8	173.8	821.9	525.9
Data Transmission Services	507.4	577.9	594.9	1,398.5	1,716.1
Other	0.5	0.6	0.3	1.7	1.0

Gross Operating Revenue	5,273.3	4,980.3	5,125.3	15,406.3	15,177.3

Taxes and Deductions	1,557.0	1,472.4	1,523.2	4,489.0	4,522.2

Net Operating Revenue	3,716.3	3,507.9	3,602.1	10,917.4	10,655.0

Operating Expenses	2,118.3	2,079.2	2,131.7	6,269.7	6,356.5
Cost of Services Provided	627.8	650.4	676.1	1,693.4	1,987.5
Interconnection Costs	734.9	693.3	723.4	2,165.1	2,148.1
Selling Expenses	491.3	454.8	395.8	1,520.6	1,267.5
General and Administrative Expenses	164.0	204.8	214.9	491.3	603.7
Other Operating Expenses (Revenue), net	100.3	75.9	121.4	399.3	349.7

EBITDA	1,598.0	1,428.7	1,470.4	4,647.6	4,298.6
Margin %	43.0%	40.7%	40.8%	42.6%	40.3%

Equity Accounting	(15.7)	8.6	45.5	56.3	88.8
Depreciation	703.4	654.9	621.9	2,131.6	1,958.6

EBIT	910.4	765.2	803.0	2,459.6	2,251.2

Financial Expenses	411.3	438.5	407.7	1,174.7	1,199.7
Financial Income	72.1	107.1	107.6	238.8	278.3
Non-operating Expenses (Revenue)	5.2	(10.0)	6.6	10.3	0.8

Income Before Tax and Social Contribution	566.0	443.8	496.3	1,513.3	1,329.0

Income Tax and Social Contribution	111.3	73.1	120.3	318.5	272.5

Net Income	454.7	370.7	376.0	1,194.9	1,056.5
Margin %	12.2%	10.6%	10.4%	10.9%	9.9%

10/26/06	www.telemar.com.br/ir

TNL-PCS (Oi)

R$ million	3Q05	2Q06	3Q06	9M05	9M06

Wireless Services Revenues	879.2	949.8	1,159.1	2,355.5	2,967.5

Subscription	117.3	183.6	222.9	327.5	559.7
Outgoing Calls	252.4	320.7	362.4	669.0	983.2
Domestic/Internacional Roaming	29.3	29.5	27.3	88.9	90.2
Network Usage Remuneration	231.9	232.5	406.1	669.5	876.4
Data / Value Added	48.0	74.7	75.0	125.6	206.3
Other SMP Services	0.1	0.2	0.1	0.7	0.5
Handset Sales	200.2	108.6	65.2	474.4	251.3

LD/Advanced Voice Service/Network* Revenues	74.2	156.2	149.3	226.6	466.3

Gross Operating Revenue	953.4	1,106.0	1,308.4	2,582.1	3,433.8

Taxes and Deductions	225.2	298.9	332.4	602.4	900.0

Net Operating Revenue	728.2	807.2	976.0	1,979.7	2,533.8

Operating Expenses	563.6	653.5	880.9	1,626.2	2,189.0
Cost of Services Provided	133.5	202.3	210.3	396.9	616.9
Cost of Goods Sold	185.8	140.2	137.7	525.9	389.6
Interconnection Costs	51.1	88.1	274.8	179.3	454.3
Selling Expenses	205.8	258.4	280.8	522.3	772.6
General and Administrative Expenses	31.6	31.0	31.0	92.4	90.8
Other Operating Expenses (Revenue), net	(44.3)	(66.5)	(53.7)	(90.6)	(135.2)

EBITDA	164.6	153.6	95.1	353.5	344.8
Margin %	22.6%	19.0%	9.7%	17.9%	13.6%

Depreciation and Amortization	139.5	162.9	167.9	398.2	488.9

EBIT	25.1	(9.2)	(72.8)	(44.7)	(144.1)

Financial Expenses	78.9	44.1	32.2	228.4	116.2
Financial Income	60.9	56.7	61.6	171.2	192.2
Non-operating Expenses	0.0	0.6	0.6	0.6	1.3

Income Before Tax and Social Contribution	7.1	2.8	(44.0)	(102.5)	(69.3)

Income Tax and Social Contribution	0.0	2.4	1.0	(2.4)	3.4

Net Income	7.1	0.4	(45.0)	(100.2)	(72.7)
Margin %	1.0%	0.0%	-4.6%	-5.1%	-2.9%

(*) — Refers to Pegasus, incorporated on November 30, 2005.

10/26/06	www.telemar.com.br/ir

9. BALANCE SHEETS
TNL (CONSOLIDATED)

R$ million	9/30/2005	6/30/2006	9/30/2006

TOTAL ASSETS	26,947	26,536	26,257

Current	9,991	9,396	9,105
Cash and Short-Term Inv.	3,839	3,544	3,358
Accounts Receivable	3,567	3,777	3,814
Recoverable Taxes	1,550	1,149	1,137
Inventories	208	189	218
Other Current Assets	827	736	579

Long Term	2,633	3,425	3,653
Recoverable and Deferred Taxes	1,559	1,772	1,761
Other	1,074	1,653	1,892

Permanent	14,323	13,715	13,498
Investments	182	132	115
Property Plant and Equipment	13,697	13,190	13,002
Deferred Assets	443	393	380

R$ million	9/30/2005	6/30/2006	9/30/2006

TOTAL LIABILITIES	26,947	26,536	26,257

Current	7,999	5,623	5,389
Suppliers	1,492	1,538	1,855
Loans and Financing	4,299	2,482	2,044
Payroll and Related Accruals	165	138	166
Payable Taxes	1,473	1,023	903
Dividends Payable	414	213	249
Other Accounts Payable	156	230	172

Long Term	8,873	10,487	10,132
Loans and Financing	6,131	7,151	6,870
Payable and Deferred Taxes	839	999	976
Contingency Provisions	1,872	2,225	2,175
Other Accounts Payable	31	111	111

Unrealized Earnings	23	17	15

Minority Interest	1,908	2,003	2,045

Shareholders’ Equity	8,143	8,406	8,676

10/26/06	www.telemar.com.br/ir

TMAR (CONSOLIDATED)

R$ million	9/30/2005	6/30/06	9/30/06

TOTAL ASSETS	24,413	25,417	25,064

Current	7,406	8,217	7,981
Cash and Short-Term Inv.	1,532	2,752	2,598
Accounts Receivable	3,569	3,779	3,815
Recoverable and Deferred Taxes	1,267	765	775
Inventories	208	189	218
Other Current Assets	829	730	575

Long Term	2,329	3,170	3,279
Recoverable and Deferred Taxes	1,342	1,620	1,625
Other	986	1,550	1,654

Permanent	14,679	14,030	13,804
Investments	570	474	442
Property Plant and Equipment	13,667	13,163	12,986
Deferred	442	393	376

R$ million	9/30/2005	6/30/06	9/30/06

TOTAL LIABILITIES	24,413	25,417	25,064

Current	5,993	5,377	5,337
Suppliers	1,396	1,536	1,850
Loans and Financing	2,199	2,048	1,651
Payroll and Related Accruals	163	137	165
Payable Taxes	1,400	944	805
Dividends Payable	676	476	689
Other Accounts Payable	159	236	177

Long Term	7,843	8,944	8,401
Loans and Financing	5,259	5,836	5,365
Payable Taxes	685	846	823
Contingency Provisions	1,871	2,222	2,174
Other Accounts Payable	28	41	4 0

Unrealized Earnings	23	17	1 5
Shareholders’ Equity	10,553	11,079	11,312
TMAR (PARENT COMPANY)

R$ million	9/30/2005	6/30/06	9/30/06

TOTAL ASSETS	23,370	24,634	24,113

Current	4,885	5,319	4,940
Cash and Short-Term Inv.	57	1,337	1,143
Accounts Receivable	3,062	3,150	3,079
Recoverable and Deferred Taxes	1,040	527	506
Inventories	41	3 9	41
Other Current Assets	684	265	171

Long Term	1,788	2,437	2,556
Recoverable and Deferred Taxes	881	1,021	1,030
Other	907	1,416	1,526

Permanent	16,697	16,878	16,617
Investments	7,229	8,080	8,004
Property Plant and Equipment	9,468	8,799	8,613

R$ million	9/30/2005	6/30/06	9/30/06

TOTAL LIABILITIES	23,370	24,634	24,113

Current	5,293	4,663	4,490
Suppliers	983	1,101	1,272
Loans and Financing	2,116	2,048	1,650
Payroll and Related Accruals	137	114	137
Payable Taxes	1,245	799	680
Dividends Payable	676	476	689
Other Accounts Payable	137	125	6 2

Long Term	7,523	8,892	8,311
Loans and Financing	4,991	5,878	5,352
Payable Taxes	681	812	804
Contingency Provisions	1,851	2,188	2,142
Other Accounts Payable	—	13	1 3

Shareholders’ Equity	10,553	11,079	11,312
      TNL-PCS (Oi)

R$ million	9/30/2005	6/30/2006	9/30/2006

TOTAL ASSETS	6,763	8,474	8,571

Current	1,904	3,023	3,187
Cash and Short-Term Inv.	711	1,399	1,447
Accounts Receivable	512	773	904
Recoverable and Deferred Taxes	168	237	252
Inventories	167	150	177
Other Current Assets	346	463	407

Long Term	533	730	669
Recoverable and Deferred Taxes	410	599	595
Loans and Financing	87	81	25
Other	36	50	49

Permanent	4,326	4,721	4,714
Property Plant and Equipment	3,901	4,344	4,352
Deferred Assets	425	377	362

R$ million	9/30/2005	6/30/2006	9/30/2006

TOTAL LIABILITIES	6,763	8,474	8,571

Current Liabilities	684	843	999
Suppliers	413	574	751
Loans and Financing	94	—	—
Payroll and Related Accruals	25	22	27
Payable Taxes	89	136	106
Other Accounts Payable	63	111	115

Long Term	639	87	74
Loans and Financing	609	—	3
Contingency Provisions	16	30	27
Payable Taxes	1	33	19
AFCI	13	—	—
Other Accounts Payable	—	25	24

Shareholders’ Equity	5,440	7,543	7,498

10/26/06	www.telemar.com.br/ir

10. PRINCIPAL FINANCING AND LOANS

						Outstanding
	Date	Currency	Costs	Maturity	Amortization	Balance

BNDES	Dec/00	R$	TJLP + 3.85% p.a.	Jan/08	Monthly	577,403
	Dec/03	R$	TJLP + 4.50% p.a.	Jan/11	Monthly	343,954
	Dec/00	Currency Basket	Floating Interest Rate + 3.85% p.a.	Jan/08	Monthly	151,381
	Dec/03	Currency Basket	Floating Interest Rate + 4.50% p.a.	Jan/11	Monthly	59,764
	Sep/04	R$	TJLP + 4.50% p.a.	Oct/12	Quarterly / monthly after Apr/06	579,934
	Jul/05	R$	TJLP + 3.50% p.a. and 4.50% p.a.	Aug/13	Quarterly / monthly after Sep/06	81,844
	Dec/05	R$	TJLP + 4.50% p.a.	Dec/13	Quarterly / monthly after Jul/07	26,984

					BNDES	1,821,264

Sindicated Loan	Aug/01	US$	LIBOR + 0.5% to 1.685% p.a.	Aug/10	Quarterly	673,159

JBIC	Aug/01	Yen	1.65% p.a.	Jan/10	Semi-annually	302,047
	Jan/03	Yen	Japonese LIBOR + 1.25% p.a.	Jan/11	Semi-annually	309,832

					JBIC	611,879

Debentures
	Mar/06	R$	103% of CDI	Mar-11	"Bullet"	1,636,689
	Mar/06	R$	CDI + 0.55% p.a.	Mar-13	"Bullet"	545,626

					Debentures	2,182,314

Senior Notes	Dec/03	US$	8 % p.a.	Dec/13	"Bullet"	334,578

KFW	Feb/03	US$	LIBOR + 0.75% p.a.	Aug/12	Semi-annually	113,420
	Jun/00	US$	8.75% to 11.87% p.a.	Oct/09	Semi-annually	99,814
	Jul/02	US$	LIBOR + 0.8% to 4.5% p.a.	Jan/11	Semi-annually	105,575

					KFW	318,809

ABN AMRO
	Jan/04	US$	LIBOR + 3% to 4.83% p.a.	Apr/09	Semi-annually	134,497
	Jun/05	US$	5.05% p.a.	May/08	"Bullet"	69,590
	Jun/05	US$	5.51% p.a.	Jun/10	Semi-annually	37,142
	Sep/05	US$	5.45% p.a.	Sep/08	"Bullet"	138,091
	Oct/05	US$	5.28% p.a.	Oct/08	"Bullet"	34,947
	Dec/05	US$	5.43% p.a.	Nov/08	"Bullet"	45,445
	Dec/05	US$	4.93% p.a.	Dec/10	Semi-annually	20,312
	Feb/06	US$	5.4% p.a.	Jan/09	"Bullet"	30,421

					ABN AMRO	510,446

UNIBANCO
	Apr/05	US$	4.9% p.a.	Dec/07	"Bullet"	7,964
	Sep/06	Yen	1.0% p.a.	Dec/08	"Bullet"	324,773

					UNIBANCO	332,737

Swap Result						1,403,858

Other						725,477

Total						8,914,522

10/26/06	www.telemar.com.br/ir

11. UPCOMING EVENTS

Conference Call
Date: Friday, October 27, 2006

Portuguese
Time:	10 a.m. (Rio)
Access:	(11) 4688 - 6301
Passcode:	Telemar
Replay:	(11) 4688 - 6225 (passcode 977)
Webcast:	http://services.choruscall.com/links/telemar061027.html

English
Time:	1 p.m. (Rio)
Access:	888 - 396 - 9185 (USA)
1 - 210 - 839 - 8502 (other countries)

Passcode:	Telemar
Replay:	866 - 511 - 5156 (USA)
1 - 203 - 369 - 1956 (other countries)
A slide presentation will be available prior to the conference call, at the following link:
http://www.telemar.com.br/ir

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the day they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events. This report contains unaudited results, which may differ from the final audited ones.

TNL – Investor Relations	Global Consulting Group
(invest@telemar.com.br)	Lauren Puffer (lpuffer@hfgcg.com)
55(21) 3131-1314/1315/1316/1317	+1 (646) 284-9404

10/26/06	www.telemar.com.br/ir